1-13758

MANUALLY EXECUTED COPY

02035058

P.E 5.1.02

SECURITIES AND EXCHANGE COMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2002

Portugal Telecom, SGPS, S.A.

Av. Fontes Pereira de Melo, no. 40
1069 - 300 Lisboa, Portugal
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ...X... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

CRG/H

PORTUGAL TELECOM, SGPS, S.A.
Public Company
Head Offices: Av. Fontes Pereira de Melo, 40 – 1069-300 LISBOA
Company Registration number 503 215 058
Share Capital: Euro 1,254,285,000
Registered in the Conservatory of the Commercial Registry of Lisbon under number 03602/940706, Section 4

DIVIDEND'S PAYMENT FOR 2001

Pursuant to the terms of sub paragraph e) of no. 2 and no. 3 of article 2 of the Portuguese Securities Market Commission's Regulation no. 11/2000 and the decision of the Shareholders' Meeting of April 23, 2002, Shareholders are hereby informed that the following 2001 dividends shall be paid on May 23, 2002, as set out below:

1. Privatized ordinary shares:

Resident Shareholders	
Gross dividend	Euro 0.1000
Withholding Tax (IRS/IRC) (7.5%) (a)	Euro 0.0075
Inheritance and Gift Tax (5%)	Euro 0.0050
Net Dividend	Euro 0.0875
Non-Resident Shareholders	
Gross dividend	Euro 0.1000
Withholding Tax (IRS/IRC) (12.5%) (a)	Euro 0.0125
Inheritance and Gift Tax (5%)	Euro 0.0050
Net Dividend	Euro 0.0825

(a) Resulting from the application of the fiscal benefit referred to in article 59 of the Statute of Fiscal Benefits.

2. "A" Shares owned by the Portuguese State and which have still not been privatized:

Gross dividend	Euro 0.1000
Withholding Tax (IRS/IRC) (15%)	Euro 0.0150
Net Dividend	Euro 0.0850

Payment shall be made through the Securities Clearing House pursuant to the terms of article 53 of the Regulation no. 3/2000 and Circular no. 1/2000 of Interbolsa. Shareholders entitled to an exemption or legally dispensed from withholding tax should provide the company with evidence thereof, up to 5 working days prior to the date upon which the dividend is payable.

As of May 20, 2002 (ex-date), the trading of PT shares on the Stock Exchanges will not grant dividend rights. Record date: May 22, 2002.

Lisbon, May 3, 2002

PORTUGAL TELECOM, SGPS, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Portugal Telecom, SGPS, S.A.
(Registrant)

Date: May 7, 2002 **By:**

Name: Vitor Sequeira

Title: Manager of Investor Relations